ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

December 15, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn:    Joanna Lam and Kimberly Calder

Re:	Alliant Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed February 24, 2023
File No. 001-09894

Dear Mses. Lam and Calder:

Set forth below is the response of Alliant Energy Corporation (“Alliant Energy”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 28, 2023 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the Form 10-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

1. We note you present Utility Electric Margin and Utility Gas Margin as non-GAAP measures and that these measures are reconciled to Operating income. Please revise to reconcile to a fully loaded GAAP gross margin or tell us why you believe operating income is the most directly comparable GAAP measure. See Item 10(e)(1)(i) of Regulation S-K.

Response:

Alliant Energy respectfully acknowledges the Staff’s comment, and we will exclude Utility Electric Margin and Utility Gas Margin as non-GAAP measures in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings for Alliant Energy, Interstate Power and Light Company and Wisconsin Power and Light Company in our combined Form 10-Q and Form 10-K filings beginning with the Form 10-K for the fiscal year ended December 31, 2023. In the future, if we do disclose Utility Electric Margins and Utility Gas Margins as non-GAAP measures, we will reconcile such measures to a fully loaded GAAP gross margin.

We greatly appreciate your prompt response to this letter. If you have any questions regarding this letter, please contact me at (608) 458-3449.

Very truly yours,

/s/ Robert J. Durian
Robert J. Durian
Executive Vice President and Chief Financial Officer